EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)

	Year Ended December 31,

	2002	2001	2000	1999	1998

Fixed Charges:

Interest expense on indebtedness(including amortization of debt expense and discount)	$23,746	$24,638	$22,088	$4,330	$207

Interest expense on portion of rent expense representative of interest	7,206	6,159	3,251	2,951	1,299

Total Fixed Charges	$30,952	$30,797	$25,339	$7,281	$1,506

Earnings (Loss):

Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(219,716)	$(117,152)	$(235,331)	$(41,944)	$(22,957)

Fixed Charges per above	30,952	30,797	25,339	7,281	1,506

Total Earnings (Loss)	$(188,764)	$(86,355)	$(209,992)	$(34,663)	$(21,451)

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Coverage deficiency (1)(2)(3)	$(219,716)	$(117,152)	$(235,331)	$(41,944)	$(22,957)

(1)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(2)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.

(3)	The Company’s Coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively.